SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated December 1, 2005 filed by the Company with the Comisión Nacional de Valores:

By letter dated December 1, 2005, the Company reported the following Summary of the resolutions adopted at the captioned Shareholder’s Meeting:

FIVE: TREATMENT AND ALLOCATION OF NET INCOME FOR THE YEAR ENDED JUNE 30, 2005, WHICH AMOUNTED TO $ 33,255,400.- CONSIDERATION OF A CASH PAYMENT OF DIVIDENDS FOR THE TOTAL AMOUNT OF $ 29,000,000.-

It was unanimously approved (i) a deduction of a 5% as legal reserve; (ii) a cash payment of dividends for the total amount of $29,000,000; y (iii) the transfer of the balance to the retained earnings account.

SIX: DETERMINATION OF THE NUMBER AND ELECTION OF REGULAR AND ALTERNATE DIRECTORS.

The meeting unanimously resolved to maintain the number of regular and alternate directors, so it was not necessary to make any new appointment.

SEVEN: APPROVAL OF FEES PAYABLE TO THE BOARD OF DIRECTORS IN THE AMOUNT OF $4,656,999.- TOTAL FEES ACCORDING TO ARTICLE 261 OF LAW 19,550.

The meeting unanimously approved the fees payable to the Board of Directors in the amount of $4,656,999 for the duties during the fiscal year ended June 30, 2005.

EIGHT: APPROVAL OF FEES PAYABLE TO THE SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED JUNE 30, 2005.

The meeting unanimously resolved to pay no fees to the Supervisory Committee.

NINE: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE

The meeting unanimously resolved to elect Fabián O. CAINZOS, José Daniel ABELOVICH and Marcelo FUXMAN, to act as regular syndics; and María Marta ANZIZAR, Sergio KOLACKZYK and Silvia Cecilia De FEO as alternate syndics.

TEN: APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR AND DETERMINATION OF RELATED FEES.

The meeting unanimously approved to appoint the auditing firms PRICEWATERHOUSE & CO. member of the firm PriceWaterhouseCoopers and ABELOVICH, POLANO & Asociados as certifying accountants of the financial statements for the current 2005/2006 fiscal year, and to establish their fees at $728,300 and $586,170 respectively.

ELEVEN: APPROVAL OF SPECIAL MERGER BALANCE SHEETS OF APSA AND ALTO RESEARCH AND DEVELOPMENT SA (ARDESA), BOTH MADE AS OF JUNE 30, 2005, AND SUPERVISORY COMMITTEE´S AND AUDITOR’S REPORTS. APPROVAL OF PRELIMINARY PLAN OF MERGER. APPROVAL OF ACTION TAKEN BY THE BOARD OF DIRECTORS. APPOINTMENT OF REPRESENTATIVES OR AGENTS OF APSA WHO SHALL EXECUTE AND DELIVER, IN ACCORDANCE WITH THE RESOLUTIONS ADOPTED, THE RELEVANT FINAL MERGER AGREEMENT.

The meeting unanimously approved the corporate reorganization, the action taken by the Board of Directors and the accounting documents submitted for review.

TWELVE: APPROVAL OF A COMMODATUM IN FAVOUR OF FUNDACIÓN MUSEO LOS NIÑOS IN ROSARIO SHOPPING

It was unanimously approved a commodatum for 30 years in favour of Museo los Niños.

THIRTEEN: REASONS FOR CALLING THE MEETING BEYOND THE STATED TERM.

The meeting unanimously approved the reasons why the meeting was called beyond the statutory term.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: December 1, 2005